Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three and Nine Months Ended September 30, 2020

Maroussi, Greece, November 13, 2020 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), a growth-oriented pure play product tanker company, today announced unaudited results for the three and nine months ended September 30, 2020.

Summary

For the three months ended September 30, 2020, our Revenues, net were $5.1 million. For the same period, our time charter equivalent (“TCE”) revenues were $4.4 million, a decrease of approximately $1.8 million or 29.3% over the comparable period in 2019 primarily due to fewer operating days of our fleet reflecting the sale of our oldest MR in early 2020, the lower utilization of the small tankers and the Pyxis Epsilon’s first special survey. Our net loss increased by $1.1 million to $1.9 million, from $0.8 million in the comparable period in 2019. For the third quarter 2020, loss per share (basic and diluted) was $0.09 and our Adjusted EBITDA was $0.6 million, which represented a decrease of $1.5 million over the comparable period in 2019. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“The chartering environment for product tankers in the third quarter of 2020 continued to be very challenging, reflecting the normal seasonal softness which was further compounded by the negative impact of COVID-19 on the demand for refined petroleum products. Through our short-term time charters, we were able to achieve an average TCE of $14,565/day for our MRs during the quarter, which approximates 10 year industry averages.

The short-term demand outlook for our sector continues to be cloudy. Despite this summer’s start of a gradual but uneven economic recovery worldwide from the pandemic, a drawdown of high product inventories has resulted in lower vessel demand. In November, we typically start to experience a seasonal boost in demand due to the movement of home heating oil cargoes and weather delays. However, recent announcements of lockdowns, especially in Europe, and other governmental restrictions due to the resurgence of the virus have created further uncertainty. Consequently, we expect the product tanker sector to continue to experience significant volatility due to the unpredictable recovery from the COVID-19 pandemic. We have continued to focus on our employment strategy for our MRs on shorter-term, staggered time charters which have benefited the Company. As of November 11, 2020, we had booked 68% of available days for the fourth quarter of 2020, exclusive of charterers’ options, at an average rate of $14,680 for our MRs.

During these challenging times, we have concluded some important operating and financial objectives. We recently completed scheduled special surveys on three of our vessels - on time and on budget. We spent $1.6 million in aggregate for these drydockings, including the installation of a Ballast Water Treatment System (“BWTS”) on our 2015 built Pyxis Epsilon. Fortunately, we have no major drydockings until 2023 when the Pyxis Theta undergoes her second special survey. Equally important to the Company were recent long-term debt and equity financings. In July, we refinanced the Pyxis Theta with a new 5 year secured loan with Alpha Bank, a new lender to the Company. The new loan provided us approximately $3.7 million of incremental working capital, after existing debt repayment, on more attractive terms, including pricing at LIBOR + a margin of 3.35%. In October, we completed a $5 million offering of units consisting of our new 7.75% cumulative convertible preferred shares and detachable warrants to purchase common stock over a five year period. Both of these securities have a strike price of $1.40 per share. The net proceeds of $4.3 million from this public offering are targeted for general corporate purposes, including working capital and further debt repayment. Overall, we raised long-term capital at a reasonable cost and lengthened our debt maturities while improving balance sheet flexibility and liquidity.

We still maintain a positive outlook about the long-term prospects for the product tanker sector. Solid global GDP growth is expected to return with rising demand for seaborne transportation of a broad range of petroleum products. In the meantime, the supply picture continues to look better due to the aging global fleet, continued low ordering of new tankers and delays in newbuild deliveries. Also, lower charter rates should result in more vessel scrapping as the number of MR2 vessels aged 20 years or more is roughly equal to the orderbook.

Lastly, we continue to appreciate the crews on board our vessels and onshore personnel for their professionalism during the pandemic. We were encouraged by the announcement earlier this week about the positive late stage, large scale clinical trial results of a highly effective vaccine. Good availability soon of approved vaccines and antibody treatments should be a blessing for all.”

Results for the three months ended September 30, 2019 and 2020

For the three months ended September 30, 2020, we reported a net loss of $1.9 million, or $0.09 basic and diluted loss per share, compared to a net loss of $0.8 million, or $0.04 basic and diluted loss per share, for the same period in 2019. The daily TCE of $11,783 during the third quarter of 2020 was 4.7% lower than the relevant period in 2019, due to fewer operating days, from 500 days during the three months ended September 30, 2019, to 371 days in the comparable period in 2020. The increase in our net loss was mainly the result of lower operating results, from $0.7 million operating income during the three-month period ended September 30, 2019, to $0.6 million operating loss for the same period in 2020. Lower revenues, net, by $2.2 million, primarily attributable to fewer available days (i.e. from 552 days during the three months ended September 30, 2019 to 444 in the comparable period in 2020), following the sale of the 2006 built MR, Pyxis Delta, in the first quarter of 2020 and the first special survey of Pyxis Epsilon that took place in the third quarter of 2020. The decline in our revenues, net, was partially counterbalanced by an approximate $0.7 million aggregate decrease in costs principally associated with that vessel sale including vessel operating expenses, general and administrative expenses, management fees and depreciation along with lower interest and finance costs, net, compared to the same figures in 2019. The decline in our revenues, net was also partially offset by $0.4 million decrease in voyage related costs and commissions, as a result of the fewer operating days of our small tankers which were employed under spot charter arrangements. Our Adjusted EBITDA was $0.6 million, represented a decrease of $1.5 million from $2.1 million for the same period in 2019.

Results for the nine months ended September 30, 2019 and 2020

For the nine months ended September 30, 2020, we reported a net loss of $4.3 million, or $0.20 basic and diluted loss per share, compared to a loss of $4.7 million over the comparable period in 2019. Despite 251 fewer operating days during the nine-month period in 2020 compared to the same period in 2019, higher daily TCE during most of the 2020 period, $11,825 versus $11,540 for the same period in 2019, mitigated the net loss. A reduction of 16.1% in Revenues, net, or $3.3 million for the nine months ended September 30, 2020, was primarily offset by a decrease of $3 million in vessel operating expenses, management fees, depreciation and interest and finance costs, primarily reflecting the impact from the sale of Pyxis Delta and the repayment of its associated loan. Our Adjusted EBITDA was $3.0 million, a decrease of $0.9 million from $3.9 million for the same period in 2019.

	Three Months ended September 30,		Nine Months ended September 30,
	2019	2020	2019	2020
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	7,313	5,075	20,493	17,199
Voyage related costs and commissions	(1,133)	(704)	(4,059)	(3,333)
Time charter equivalent revenues [1]	6,180	4,371	16,434	13,866

Total operating days [2]	500	371	1,424	1,173

Daily time charter equivalent rate [1,2]	12,360	11,783	11,540	11,825

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2 Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the nine months ended September 30, 2020 (the vessel had been under time charter employment for approximately 2 days in January 2020 when it was redelivered from the charterers in order to be sold).

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Management’s Discussion and Analysis of Financial Results for the Three Months ended September 30, 2019 and 2020 (Amounts are presented in U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $5.1 million for the three months ended September 30, 2020, represented a decrease of $2.2 million, or 30.6%, from $7.3 million in the comparable period in 2019, as a result of fewer available days and related revenue contribution for the 2020 period versus 2019. This decline was mainly attributed to the sale of our oldest MR in the first quarter of 2020 and the first special survey of Pyxis Epsilon in the third quarter of 2020.

Voyage related costs and commissions: Voyage related costs and commissions of $0.7 million for the three months ended September 30, 2020, represented a decrease of $0.4 million over the comparable period in 2019. The decrease was primarily attributable to lower operating days of our small tankers during the three month period ended September 30, 2020 compared to the same period in 2019. Our small tankers were employed under spot charter arrangements where all voyage expenses are typically borne by us rather than the charterer and as a result a decrease in spot chartering activity caused a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $2.8 million for the three months ended September 30, 2020 represented a decrease of $0.3 million, or 8.7%, from $3.1 million in the comparable period in 2019, mainly attributable to the vessel sale in the first quarter of 2020.

General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended September 30, 2020, represented an increase of less than $0.1 million, or 10.8%, from the comparable period in 2019 due to timing of certain incurred costs.

Management fees: For the three months ended September 30, 2020, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, also decreased as a result of one less vessel, by $0.1 million from $0.4 million in the comparable period of 2019.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three months ended September 30, 2020 and remained stable compared to the three months ended September 30, 2019. This was due to the sale of Pyxis Delta that caused its remaining unamortized balance to be written-off, but on the other hand, the recognition of a new amortization schedule from the Pyxis Epsilon’s first special survey that was completed in the third quarter of 2020.

Depreciation: Depreciation of $1.1 million for the three months ended September 30, 2020, represented a decrease of $0.3 million or 19.4% compared to the three months ended September 30, 2019, due to a five vessel fleet during the third quarter of 2020, compared to a six vessel fleet during the comparable period in 2019.

Interest and finance costs, net: Interest and finance costs, net, of $1.3 million for the three months ended September 30, 2020, represented a decrease of $0.2 million, or 13.8%, from $1.5 million in the comparable period in 2019. The decrease was mainly attributed to the prepayment of the debt following the sale of Pyxis Delta and to the lower LIBOR rates paid on floating rate bank debt compared to the same period of 2019.

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2019 and 2020 (Amounts are presented in U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $17.2 million for the nine months ended September 30, 2020, represented a decrease of $3.3 million, or 16.1%, from $20.5 million in the comparable period in 2019. The decrease in revenues, net during the nine-month period ended September 30, 2020, was mostly attributable to the vessel sale which resulted in the decrease of our total available days from 1,610 days during the nine months ended September 30, 2019, to 1,342 days during the same period in 2020.

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Voyage related costs and commissions: Voyage related costs and commissions of $3.3 million for the nine months ended September 30, 2020, represented a decrease of $0.7 million, or 17.9%, from $4.1 million in the comparable period in 2019. For the nine months ended September 30, 2020, our MRs were on spot charters for 29 days in total, compared to 48 days for the respective period in 2019. Furthermore, the decrease was also attributable to fewer operating days of our small tankers during the most recent quarter. The lower spot chartering activity contribute to less voyage costs as under spot charters, all voyage expenses are typically borne by us rather than the charterer.

Vessel operating expenses: Vessel operating expenses of $8.0 million for the nine months ended September 30, 2020 represented a significant decrease of $1.4 million, or 15.2%, from $9.5 million in the comparable period in 2019. This was mainly attributed to the sale of Pyxis Delta.

General and administrative expenses: General and administrative expenses of $1.8 million for the nine months ended September 30, 2020, were flat compared to the comparable period in 2019.

Management fees: For the nine months ended September 30, 2020, management fees payable to Maritime and ITM of $1.1 million in the aggregate, represented a decrease of $0.1 million compared to the nine months ended September 30, 2019, as a result of the vessel sale in the first quarter of 2020.

Amortization of special survey costs: Amortization of special survey costs for the nine months ended September 30, 2020 represented a decrease of 13.3%, compared to the same period in 2019 primarily due to the write-off of the amortization of special survey costs for Pyxis Delta, after vessel sale.

Depreciation: Depreciation of $3.3 million for the nine months ended September 30, 2020 represented a decrease of $0.8 million, or 19.2%, compared to the same period in 2019, due to a five vessel fleet in 2020 as compared to a six vessel fleet for the same period in 2019.

Interest and finance costs, net: Interest and finance costs, net, of $3.8 million for the nine months ended September 30, 2020, represented a decrease of $0.6 million, or 13.5%, from $4.4 million in the comparable period in 2019. The decrease was attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2019 and the prepayment of the associated outstanding loan of Pyxis Delta upon its sale. The total borrowings outstanding (exclusive of promissory note and deferred financing costs) decreased to $55.1 million at September 30, 2020 from $60.1 million a year earlier.

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Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2020

Revenues, net	7,313	5,075

Expenses:
Voyage related costs and commissions	(1,133)	(704)
Vessel operating expenses	(3,063)	(2,796)
General and administrative expenses	(591)	(655)
Management fees, related parties	(183)	(152)
Management fees, other	(232)	(194)
Amortization of special survey costs	(71)	(66)
Depreciation	(1,381)	(1,113)
Operating income / (loss)	659	(605)

Other expenses:
Loss from financial derivative instrument	(2)	(2)
Interest and finance costs, net	(1,469)	(1,266)
Total other expenses, net	(1,471)	(1,268)

Net loss	(812)	(1,873)

Loss per common share, basic and diluted	$(0.04)	$(0.09)

Weighted average number of common shares, basic and diluted	21,144,548	21,560,656

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Unaudited Interim Consolidated Statements of Comprehensive Loss

For the nine months ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2020

Revenues, net	20,493	17,199

Expenses:
Voyage related costs and commissions	(4,059)	(3,333)
Vessel operating expenses	(9,465)	(8,024)
General and administrative expenses	(1,778)	(1,768)
Management fees, related parties	(542)	(484)
Management fees, other	(697)	(626)
Amortization of special survey costs	(188)	(163)
Depreciation	(4,086)	(3,302)
Gain from the sale of vessel, net	-	7
Bad debt provisions	(26)	-
Operating loss	(348)	(494)

Other expenses:
Loss from financial derivative instrument	(27)	-
Interest and finance costs, net	(4,374)	(3,782)
Total other expenses, net	(4,401)	(3,782)

Net loss	(4,749)	(4,276)

Loss per common share, basic and diluted	$(0.23)	$(0.20)

Weighted average number of common shares, basic and diluted	21,096,562	21,490,669

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Consolidated Balance Sheets

As of December 31, 2019 and September 30, 2020 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2019	September 30, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,441	$883
Restricted cash, current portion	535	600
Inventories	501	434
Trade accounts receivable	1,243	253
Less: Allowance for credit losses	-	(9)
Trade accounts receivable, net	1,243	244
Due from related parties	-	1,217
Vessel held-for-sale	13,190	-
Prepayments and other assets	325	298
Total current assets	17,235	3,676

FIXED ASSETS, NET:
Vessels, net	87,507	84,889
Total fixed assets, net	87,507	84,889

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,200	2,325
Financial derivative instrument	1	1
Deferred charges, net	779	1,062
Prepayments and other assets	47	-
Total other non-current assets	4,027	3,388
Total assets	$108,769	$91,953

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$8,984	$3,232
Trade accounts payable	4,538	3,256
Due to related parties	6,849	-
Hire collected in advance	1,415	393
Accrued and other liabilities	750	1,067
Total current liabilities	22,536	7,948

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	49,233	51,120
Promissory note	5,000	5,000
Total non-current liabilities	54,233	56,120

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,370,280 and 21,559,885 shares issued and outstanding as at December 31, 2019 and September 30, 2020, respectively)	21	22
Additional paid-in capital	75,154	75,323
Accumulated deficit	(43,175)	(47,460)
Total stockholders’ equity	32,000	27,885
Total liabilities and stockholders’ equity	$108,769	$91,953

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Unaudited Consolidated Statements of Cash Flows

For the nine months ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2020

Cash flows from operating activities:
Net loss	(4,749)	(4,276)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,086	3,302
Amortization of special survey costs	188	163
Amortization and write-off of financing costs	195	265
Loss from financial derivative instrument	27	-
Gain on sale of vessel, net	-	(7)
Bad debt provisions	26	-
Issuance of common stock under the promissory note	56	112

Changes in assets and liabilities:
Inventories	172	67
Trade accounts receivable, net	1,877	990
Due from related parties	-	(1,217)
Prepayments and other assets	(226)	295
Special survey cost	(481)	(446)
Trade accounts payable	(296)	(1,549)
Due to related parties	2,647	(6,849)
Hire collected in advance	492	(1,022)
Accrued and other liabilities	3	75
Net cash provided by / (used in) operating activities	4,017	(10,097)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	-	13,197
Vessels additions	-	(13)
Ballast water treatment system installation	(320)	(391)
Net cash (used in) / provided by investing activities	(320)	12,793

Cash flows from financing activities:
Proceeds from long-term debt	-	15,250
Repayment of long-term debt	(3,352)	(19,079)
Gross proceeds from issuance of common stock	76	-
Common stock offering costs	(3)	(34)
Preferred stock offering costs	-	(19)
Payment of financing costs	-	(182)
Net cash used in financing activities	(3,279)	(4,064)

Net increase / (decrease) in cash and cash equivalents and restricted cash	418	(1,368)

Cash and cash equivalents and restricted cash at the beginning of the period	4,204	5,176

Cash and cash equivalents and restricted cash at the end of the period	4,622	3,808

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of September 30, 2020, we were required to maintain minimum liquidity of $2.9 million including reserves for special surveys and dry dockings. Total cash and cash equivalents, including restricted cash, aggregated $3.8 million as of September 30, 2020.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2019	September 30, 2020
Funded debt	$58,217	$54,352
Promissory Note - related party	5,000	5,000
Total	$63,217	$59,352

Our weighted average interest rate on our total funded debt for the nine months ended September 30, 2020 was 7.8%.

On January 13, 2020, pursuant to the sale agreement that we entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were approximately $13.2 million, $5.7 million of which was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7.5 million for the repayment of our liabilities to Maritime and obligations to our trade creditors.

On July 1, 2020, we issued 68,410 restricted common shares to Maritime Investors Corp., a company related to Mr. Valentios Valentis, our chairman and chief executive officer, at the volume weighted average closing share price for the 10-day period immediately prior to the second quarter end, related to the settlement of interest due under the second amendment to the Amended & Restated Promissory Note.

On July 8, 2020, Seventhone Corp. (our subsidiary that owns the Pyxis Theta) entered into a new five year $15.3 million secured loan agreement, for the purpose of refinancing the outstanding indebtedness under the previous loan facility. The proceeds were used to prepay the outstanding indebtedness of $11.3 million in full as well as provide for working capital.

At September 30, 2020, we had a total of 21,559,885 common shares issued and outstanding of which Mr. Valentis beneficially owned 80.8%.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

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In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
(In thousands of U.S. dollars)	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(812)	$(1,873)	$(4,749)	$(4,276)

Depreciation	1,381	1,113	4,086	3,302

Amortization of special survey costs	71	66	188	163

Interest and finance costs, net	1,469	1,266	4,374	3,782

EBITDA	$2,109	$572	$3,899	$2,971

Loss from financial derivative instrument	2	2	27	-

Gain from the sale of vessel, net	-	-	-	(7)

Adjusted EBITDA	$2,111	$574	$3,926	$2,964

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended		Nine Months Ended
		September 30, 2019	September 30, 2020*	September 30, 2019	September 30, 2020*
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,193	14,313	14,185	14,816
	Opex	5,762	6,261	5,768	6,065
	Utilization %	100.0%	99.4%	100.0%	98.5%
Eco-Modified MR2: (1 of our vessels)
	TCE	13,432	15,019	13,046	15,196
	Opex	6,236	6,565	6,894	6,242
	Utilization %	100.0%	100.0%	98.8%	100.0%
Standard MR2: (1 of our vessels)
	TCE	13,934	-	12,867	-
	Opex	5,860	-	5,926	-
	Utilization %	98.9%	-	99.6%	-
Small Tankers: (2 of our vessels)
	TCE	6,621	5,352	5,581	5,481
	Opex	4,836	5,425	5,156	5,112
	Utilization %	72.3%	60.9%	66.7%	70.6%
Fleet: (6 vessels / 5 vessels) *
	TCE	12,360	11,783	11,540	11,825
	Opex	5,549	5,987	5,778	5,719
	Utilization %	90.6%	83.6%	88.4%	87.4%

* Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculations for the three and nine months ended September 30, 2020 (the vessel had been under time charter employment for approximately 2 days in January when it was re-delivered from the charterers in order to be sold).

Subsequent Events

Effective October 1, 2020, the Company issued 70,890 of common shares at the volume weighted average closing share price for the 10 day period immediately prior to the third quarter end related to the settlement of interest due under the second amendment to the Amended & Restated Promissory Note.

On October 13, 2020, the Company announced the closing of its underwritten public offering (the “Offering”) of 200,000 Units at an offering price of $25.00 per Unit. Each Unit was immediately separable into one 7.75% Series A Cumulative Convertible Preferred Share (the “Preferred Shares”) and eight (8) warrants, each warrant exercisable for one common share (the “Warrants”), for a total of up to 1,600,000 common shares of the Company.

Pyxis Tankers has granted the underwriters a 45-day option to purchase up to 30,000 additional Preferred Shares and/or 240,000 additional Warrants solely to cover over-allotments, if any. The Company also announced the partial exercise of the underwriter’s overallotment option for 135,040 Warrants, which were issued on October 13, 2020.

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Pyxis Tankers received gross proceeds of $5.0 million from the Offering, prior to deducting underwriting discounts and estimated offering expenses. The Company will use the net proceeds from the Offering of approximately $4.3 million for general corporate purposes, including working capital and the repayment of debt.

Each Preferred Share is convertible into common shares at an initial conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025. If the trading price of Pyxis Tankers’ common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call for mandatory conversion of the Preferred Shares. Dividends on the Preferred Shares are cumulative and paid monthly in arrears starting November 20, 2020, to the extent declared by the board of directors of the Company. The Preferred Shares are not redeemable for a period of three years from issuance, except upon change of control.

On November 2, 2020, the Company announced that the board of directors of the Company has declared the first dividend of $0.1991 per share on the Preferred Shares for the month of November. The cash dividend will be payable on November 20, 2020 to holders of record as of November 13, 2020.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Friday, November 13, 2020.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers”.

A telephonic replay of the conference call will be available until Friday, November 20, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/2630580/3D19689A801B46787CE38701135AC221

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

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Pyxis Tankers Fleet (as of November 11, 2020)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day [1]	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$15,000	November 2020
Pyxis Theta [2]	SPP / S. Korea	MR	51,795	2013	Time	$15,650	January 2021
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$13,000	November 2020
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

1)	Charter rates are gross and do not reflect any commissions payable.
2)	Pyxis Theta is contracted with a charterer’s right to extend the charter at the same rate to March, 2021

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2019 and our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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